26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

April 29, 2019

VIA EDGAR

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

Response to the Staff’s Comments on Amendment No. 5 to Registration

Statement on Form F-1 Filed on April 10, 2019

CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are filing herewith an amendment to the Company’s Registration Statement on Form F-1 (the “Amendment No. 6”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No. 6, marked to show changes to the Amendment No. 5 to Registration Statement on Form F-1 filed on April 10, 2019.

Concurrently with filing the Amendment No. 6, the Company is hereby in this letter setting forth its response to the comments from the staff of the Commission (the “Staff”) dated April 22, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Amendment No. 6 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 6.

PARTNERS: Pierre - Luc Arsenault3  |  Lai Yi Chau  |  Justin M. Dolling6  |   David Patrick Eich1,5,6  |   Liu Gan2  |  Karen K.Y. Ho  |   Damian C. Jacobs6  |  Ka Man Lau  |  Guang Li3  |  Neil E.M. McDonald  |  Kelly Naphtali  |  Ram Narayan3  |  Nicholas A. Norris6  |   Derek K.W. Poon3,6  |  Paul S. Quinn  |  Richard C.C. Sharpe  |  Jesse D. Sheley#  |  Arthur K.H. Tso  |  Susan S.X. Wang  |  Tarun R. Warriar6  |  Li Chien Wong  |  David Yun6  |  Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6  |  Damien Coles6  |  Meng Ding3  |  Daniel Dusek3  |  Jennifer Y.Y. Feng6  |  Han Gao4  |  David M. Irvine6  |  Hao- Chin Jeng3  |  Benjamin W. James4  |  Cori A. Lable2  |  Xiaoxi Lin3  |  Daniel A. Margulies6  |  Peng Qi3  |  Mi Tang3  |  Wenchen Tang3  |  Liyong Xing3  |  David Zhang3  |  Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.);  2 Commonwealth of Massachusetts (U.S.A.);  3 State of New York (U.S.A.);  4 State of Texas (U.S.A.);  5 State of Wisconsin (U.S.A.);  6 England and Wales;  # non-resident

Beijing    Boston    Chicago    Dallas    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco    Shanghai    Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 29, 2019

Form F-1/A filed April 10, 2019

Risk Factors

Risks Relating to Doing Business in China

Uncertainties in the interpretation or enforcement of PRC laws ..., page 52

1.

We note that you have removed your discussion of risks associated with the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law published in January 2015. Please ensure that you disclose any material risks associated with any new or updated rules or draft rules.

In response to the Staff’s comment, the Company has revised page 47 of the Amendment No. 6.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Revenue Recogintion, page 103

2.

We note your response to comment 5 and your revised disclosure on page 118 of the implied uncollectible receivable rate and level of uncollectible receivables recognized. Please disclose in your discussion on pages 115 - 118, consistent with your response to comment 2 in your letter dated March 8, 2019, your assertion as to the appropriateness of the allowances for both uncollectible receivables and contract assets.

In response to the Staff’s comment, the Company has revised page 119 of the Amendment No. 6.

Management Discussion and Analysis of Financial Condition and Results of Operations

Selected Balance Sheet Items

Payroll and welfare payables and Accrued expense and current liabilities, page 119-120

3.

We note that prior to March 2018 you failed to make adequate employee withholdings for individual income tax payments and social welfare and payroll fund payments and have recorded accruals for estimated underpaid amounts. You disclose that you have not received any notification from the relevant PRC authorities alleging that you have not fully withheld and paid such amounts and that in the event that you receive requests from the relevant authorities, you intend to immediately pay the outstanding withholdings accordingly. Disclose why you have elected not to remit these overdue withholdings considering your assessment that such amounts are due. Also discuss the impact on your current liquidity if the required payments were made as well as the amount of penalties you would expect to pay for these liabilities.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 29, 2019

In response to the Staff’s comment, the Company has revised pages 120, 121, and 124 of the Amendment No. 6.

The Company respectfully advises the Staff that the Company has accrued such underpayments in accordance with relevant PRC laws and regulations under the U.S. GAAP. Meanwhile, the Company believes it is unlikely that any settlement of such underpayment with relevant authorities would exceed the amount already accrued on its financial statements, and it is not reasonably possible that PRC authorities would impose any late fee, fine or penalty. However, the risk that the Company may be levied late fees, fines or penalties exists. Therefore, the Company has further enhanced its disclosure in the relevant risk factor on page 56 of the Amendment No. 6

Refund liabilities, page 120

4.

We note your response to comment 2 and that the increase in your refund liabilities from 2017 to 2018 is primarily due to the upfront service fees you charged in 2018. We also note from page 103, that upfront fees collected declined from RMB 2.9 billion in 2017 to RMB 0.5 billion in 2018. Please reconcile your statements in response to our comment and your disclosures in your amended registration statement.

The Company respectfully advises the Staff that the refund liabilities decreased from 2017 to 2018, as disclosed on the consolidated balance sheet included in the financial pages. In response to the Staff’s comment, the Company has corrected relevant disclosures on page 121 of the Amendment No. 6.

Liquidity and Capital Resources, page 120

5.

You state on page 103, that historically you typically charged a portion of service fees at loan origination with the remaining service fees collected on a monthly basis and that upfront fees collected were RMB 2.9 billion and RMB 0.5 billion in 2017 and 2018, respectively. And that since February 2018, you have collected the majority of service fees in the first two monthly payment installments. Please address the following:

•	Disclose the impact of the change in service fee collections on your 2018 operating cash flows;

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 29, 2019

In response to the Staff’s comments, the Company has revised page 125 of the Amendment No. 6.

•

Disclose the impact of the change in service fee collections on your working capital over the next twelve months considering the liquidity pressure you are experiencing, including the impact of expending incremental cash receipts from the collections in months one and two versus monthly over the term of the loan; and

In response to the Staff’s comments above, the Company has revised pages 122 and 123 of the Amendment No. 6.

•	Disclose the maximum amount of discretionary payments the company could make to repay investors covered by the investor assurance program.

In response to the Staff’s comments above, the Company has revised page 122 of the Amendment No. 6.

6.

We note your response to comments 3 and 8 and the revised disclosure that you automatically track performance of each individual loan, continuously monitoring performance. Please address the following:

•

Reconcile your response with the risk factor on page 29 in which you state that while you have made full provision for the risks and liabilities associated with underlying loans, your grouping of the loans makes you unable to track the performance of individual loans; and

The Company respectfully advises the Staff that the referenced wording in the risk factor is not applicable as the Company is able to track the performance of individual loans and has begun to track receivables on an individual loan basis along with the change to its charge-off policy. In response to the Staff’s comments above, the Company has revised page 30 of the Amendment No. 6.

•

Considering the level of 2018 contract asset write-offs and in order to provide investors with visibility into the credit quality of these assets, disclose a contract asset aging consistent with the accounts receivable aging on page F-26.

In response to the Staff’s comments above, the Company has revised page 117 of the Amendment No. 6.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 29, 2019

7.

You disclose that you have gradually recovered from the unfavorable market developments in mid-2018 and that your liquidity status improved in January and February 2019, resulting in an increase in cash and cash equivalents to RMB 95.9 million as of February 28, 2019. In order to present a balanced discussion, you should also disclose the revenues recognized and payments made for guarantee and any other liabilities during this timeframe which will enable a reader to more clearly understand the impact of your operating results on liquidity.

The Company respectfully advises the Staff that it has revised page 124 of the Amendment No. 6. The Company respectfully advises the Staff that as the Company prepares its management accounts under U.S. GAAP on a quarterly basis, and it is in the process of finalizing its operating results for the first quarter of 2019, the amount of revenue recognized in January and February 2019 are subject to the completion of our financial closing procedures and the Company is not currently able to provide such amount with reasonable accuracy as of the date of this letter. As a substitute, the Company has provided the aggregate amount of service fees we are entitled to collect in relation to the loans facilitated in January and February and will disclose the revenue recognized in the first quarter of 2019 when such information is finalized.

*         *         *

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 29, 2019

If you have any questions regarding the Amendment No. 2, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP